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                                                    191 Peachtree Street
                                                    Atlanta, Georgia 30303-1763
                                                    www.kslaw.com

                                                    Alan J. Prince
                                                    Direct Dial: 404/572-3595
                                                    Direct Fax: 404/572-5147
                                                    aprince@kslaw.com


December 6, 2004

VIA OVERNIGHT DELIVERY AND EDGAR

Ms. Karen J. Garnett
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

         RE: GREAT WOLF RESORTS, INC. - AMENDMENT NO. 3 TO REGISTRATION STATEMENT ON FORM S-1 FILED NOVEMBER 26, 2004 (FILE NO. 333-118148) (THE "REGISTRATION STATEMENT")

Dear Ms. Garnett:

         This letter sets forth the responses of Great Wolf Resorts, Inc. (the "Company") to the comments of the staff of the Securities and Exchange Commission (the "Staff") with regard to the above-referenced Registration Statement. The Staff's comments were provided to the Company in a letter dated December 1, 2004. The Company has filed Amendment No. 4 to the Registration Statement ("Amendment No. 4"), three marked copies of which are included with this letter.

Summary
Properties, Page 4

1. Comment: We note your restatement disclosure on pages F-31 and F-32 regarding your inadvertent failure to include Historic Hollywood Hillview, LLC. Further, it does not appear that this property will be spun-off along with your predecessor's non-resort assets. Therefore, please revise to disclose the nature of this $7.4 million asset as a property in your portfolio and throughout as necessary to clarify the nature of this asset.

         Response: The Company has revised the disclosure on pages F-31 and F-32 to clarify that Historic Hollywood Hillview, LLC is an entity related to the non-resort business of the Company's predecessor. The revised disclosure further clarifies that Historic Hollywood Hillview, LLC will be spun-off along with the other non-resort assets of the Company's predecessor and therefore will not be acquired by the Company.

In addition, the Company has advised us that the pro forma financial statements reflect (i) Historic Hollywood in the Predecessor Historical column (A) and
(ii) Historic Hollywood being spun-off in the Spin-Off column (C). For example, the September 30, 2004 Pro Forma total


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Ms. Karen J. Garnett
Securities and Exchange Commission
Division of Corporation Finance
December 6, 2004
Page 2


assets line item includes $12.1 million in both the Predecessor Historical (A) and Spin-Off (C) columns, such that Historic Hollywood is not included in the far right Pro Forma column.

Benefits to Related Parties, pages 30-31

2. Comment: Please disclose the interest rates, maturity dates, and payment dates of the loans to the Great Lakes founders described on page 31.

         Response: The Company has revised the Registration Statement in response to the Staff's comment.

3. Comment: Please revise your discussion of the loans to the Great Lakes founders to provide greater detail about the "personal matters" and nature of the specific refinancing of debt and funding of investments for which they will use the loan proceeds.

         Response: The Company has revised the Registration Statement in response to the Staff's comment.

Underwriting, page 106

4. Comment: Please note our review of your response to prior comment 8 concerning the i-Deal online offering procedures is ongoing.

         Response: The Company has received the Staff's letter dated December 3, 2004 concerning the i-Deal online offering process and will respond to those comments in a separate letter.

                                     * * *

         In addition, the Company supplementally provides the Staff an updated copy of the list of participants in the directed share program. The affiliation of each of these individuals with the Company, if any, is noted on the list.

         If you have any questions or require any further information concerning the Registration Statement, please call the undersigned at (404) 572-3595 or L. Neal Wheeler at (404) 572-2864.

                                                              Very truly yours,


                                                              Alan J. Prince

Ms. Karen J. Garnett
Securities and Exchange Commission
Division of Corporation Finance
December 6, 2004
Page 3


cc:        James A. Calder (Great Wolf Resorts, Inc.)
           J. Michael Schroeder (Great Wolf Resorts, Inc.)
           James L. Mather (Rubin, Brown, Gornstein & Co. LLP)
           Joan Phillips (Deloitte & Touche LLP)
           David C. Wright (Hunton & Williams LLP)
           Andrew A. Gerber (Hunton & Williams LLP)
           L. Neal Wheeler (King & Spalding LLP)